Exhibit 99.1

FOR IMMEDIATE RELEASE	January 20, 2015

Micromem and Northeast Utilities Execute Supplemental Agreement

Toronto, New York, January 20, 2015: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCQX: MMTIF) (www.micromeminc.com) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (“MAST”) (www.mastinc.com), announces that MAST and Northeast Utilities (“NU”) (www.nu.com) have executed a supplemental agreement (the “Agreement”) that furthers the transformer sensor project described in an agreement announced December 11th, 2013.

Under the terms of the agreement both NU and MAST will continue to collaborate to develop technologies that will improve utility transformer equipment functionality and longevity through the use of sensor technology. In addition, the agreement acknowledges that Stage Gate Two of the Proof of Concept has been successfully completed. Both companies are now proceeding to prototype development, field-testing and system optimization.

NU is committed to deploying transformer sensor technologies when routine manufacturing begins. NU has been providing valuable insight as to how to effectively and safely integrate the MAST sensor technology into transformers and pursuant to the agreement, invest an additional $200,000 with MAST for prototype development.

"At Northeast Utilities, we are always looking for ways to improve the performance of our electric system and ultimately, to reduce the frequency and duration of customer outages," said Camilo Serna, Vice President of Strategic Planning & Policy at Northeast Utilities. "We are very pleased with the team's progress on developing this new technology, which would allow us to monitor and maintain our transformer equipment more effectively."

Steven Van Fleet, President of MAST stated, "I am particularly proud of our collective engineering teams. We committed to delivering a witnessed demonstration of this game changing technology and we met that goal. There is no better reward in this type of collaboration than being able to deliver what you committed to.”

Joseph Fuda, President of Micromem Technologies stated, “Working with Northeast Utilities on this project and bringing it to this point is a moment of major pride for Micromem and all the people working here. This will change the way an industry monitors its infrastructure and services their customers. We are looking forward to the deployment of sensor technologies and other opportunities with Northeast Utilities.”

Northeast Utilities (NYSE: NU) operates New England’s largest energy delivery company. NU and its companies are committed to safety, reliability, environmental leadership and stewardship, as well as expanding energy options for its more than 3.6 million electric and natural gas customers in Connecticut, Massachusetts and New Hampshire. Learn more about NU and its family of companies at www.nu.com.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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